Report of Independent Registered Public Accounting Firm

To the Board of Directors
Digital Ally, Inc.

We have audited the accompanying consolidated balance sheets of Digital Ally, Inc. (a Nevada corporation) and subsidiary (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Ally, Inc. and subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kansas City, Missouri
March 23, 2015

F-2

DIGITAL ALLY, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND DECEMBER 31, 2013

	December 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$3,049,716	$454,978
Restricted cash	1,500,000	—
Accounts receivable-trade, less allowance for doubtful accounts of $65,977 – 2014 and $55,033 – 2013	3,043,899	1,835,780
Accounts receivable-other	139,204	153,563
Inventories	9,243,455	8,046,471
Prepaid expenses	372,326	402,823
Total current assets	17,348,600	10,893,615

Furniture, fixtures and equipment	4,228,139	4,559,504
Less accumulated depreciation and amortization	3,182,473	3,621,432
	1,045,666	938,072

Restricted cash	—	662,500
Intangible assets, net	245,684	267,281
Other assets	234,342	245,045
Total assets	$18,874,292	$13,006,513

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,410,876	$1,441,151
Accrued expenses	1,142,973	1,471,458
Secured convertible note payable-current	2,019,720	—
Subordinated note payable-current, net of discount of $55,187 – 2014 and $0 – 2013	2,444,813	—
Derivative liabilities	2,186,214	—
Capital lease obligation-current	61,140	91,279
Deferred revenue-current	138,052	6,000
Income taxes payable	7,954	8,615
Customer deposits	1,878	1,878
Total current liabilities	10,413,620	3,020,381

Long-term liabilities:
Subordinated note payable-long term, net of discount of $0 – 2014 and $187,634 – 2013	—	2,312,366
Secured convertible note payable-long term, at fair value	1,253,711	—
Litigation accrual-long term	—	530,000
Capital lease obligation-long term	3,849	64,989
Deferred revenue-long term	939,100	24,000

Total long term liabilities	2,196,660	2,931,355

Commitments and contingencies

Common stock, $0.001 par value; 9,375,000 shares authorized; shares issued: 3,092,497 – 2014 and 2,284,048 – 2013	3,092	2,284
Additional paid in capital	33,326,908	24,955,220
Treasury stock, at cost (shares: 63,518 – 2014 and 63,518 - 2013)	(2,157,226)	(2,157,226)
Accumulated deficit	(24,908,762)	(15,745,501)
Total stockholders’ equity	6,264,012	7,054,777
Total liabilities and stockholders’ equity	$18,874,292	$13,006,513

See Notes to Consolidated Financial Statements.

F-3

DIGITAL ALLY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

	Year ended December 31,
	2014	2013

Product revenue	$16,889,224	$17,012,827
Other revenue	555,195	813,502
Total revenue	17,444,419	17,826,329
Cost of revenue	7,521,626	7,717,839
Gross profit	9,922,793	10,108,490
Selling, general and administrative expenses:
Research and development expense	2,905,407	3,669,022
Selling, advertising and promotional expense	3,340,764	2,699,884
Stock-based compensation expense	834,593	705,612
Litigation charges and related expenses	—	208,316
General and administrative expense	5,731,223	5,076,098
Total selling, general and administrative expenses	12,811,987	12,358,932
Operating loss	(2,889,194)	(2,250,442)

Interest income	13,660	11,390
Change in warrant derivative liabilities	(4,516,162)	—
Change in fair value of secured convertible notes payable	(687,166)	—
Secured convertible note payable issuance expense	(579,066)	—
Other income (expense)	(5,589)	19,073
Interest expense	(499,744)	(277,961)
Loss before income tax expense	(9,163,261)	(2,497,940)
Income tax expense (benefit)	—	—
Net loss	$(9,163,261)	$(2,497,940)

Net loss per share information:
Basic	$(3.54)	$(1.17)
Diluted	$(3.54)	$(1.17)

Weighted average shares outstanding:
Basic	2,590,002	2,135,016
Diluted	2,590,002	2,135,016

See Notes to Consolidated Financial Statements.

F-4

DIGITAL ALLY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock		Additional Paid In	Treasury	Accumulated
	Shares	Amount	Capital	stock	deficit	Total
Balance, January 1, 2013	2,099,082	$2,099	$23,304,401	$(2,157,226)	$(13,247,561)	$7,901,713

Stock-based compensation	—	—	705,612	—	—	705,612

Restricted common stock grant	100,000	100	(100)	—	—	—
Issuance of common stock upon exercise of stock options	81,801	82	740,200	—	—	740,282
Common shares surrendered in connection with cashless exercise of stock options	(381)	(1)	(3,336)	—	—	(3,337)
Issuance of common stock upon exercise of common stock purchase warrants	4,687	5	18,739	—	—	18,744
Common shares surrendered in connection with cashless exercise of common stock purchase warrants	(1,141)	(1)	(16,116)	—	—	(16,117)
Issuance of common stock purchase warrants related to extension of subordinated note payable	—	—	205,820	—	—	205,820
Net loss	—	—	—	—	(2,497,940)	(2,497,940)

Balance, January 1, 2014	2,284,048	2,284	24,955,220	(2,157,226)	(15,745,501)	7,054,777

Stock-based compensation	—	—	834,593	—	—	834,593

Restricted common stock grant	192,500	192	(192)	—	—	—

Restricted common stock forfeitures	(6,190)	(6)	6	—	—	—

Issuance of common stock upon exercise of stock options	100,637	101	835,168	—	—	835,269
Issuance of common stock upon exercise of common stock purchase warrants	221,820	222	4,405,455	—	—	4,405,677
Issuance of common stock upon conversion of secured convertible note payable to equity	316,716	317	2,294,339	—	—	2,294,656
Issuance of common stock for accrued interest on secured convertible note payable that was converted to equity	484	0	2,963	—	—	2.963
Common shares surrendered in connection with cashless exercise of common stock purchase warrants	(17,447)	(17)	17	—	—	—
Common shares surrendered in connection with cashless exercise of stock options	(71)	(1)	(661)	—	—	(662)
Net loss	—	—	—	—	(9,163,261)	(9,163,261)

Balance, December 31, 2014	3,092,497	$3,092	$33,326,908	$(2,157,226)	$(24,908,762)	$6,264,012

See Notes to Consolidated Financial Statements.

F-5

DIGITAL ALLY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities:
Net loss	$(9,163,261)	$(2,497,940)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	605,792	428,999
Loss on equipment disposal	2,135	—
Secured convertible note payable expenses	579,066	—
Stock based compensation	834,593	705,612
Change in derivative liabilities	4,516,162	—
Change in fair value of secured convertible note payable	687,166	—
Provision for inventory obsolescence	339,865	(116,617)
Provision for doubtful accounts receivable	4,341	(15,160)

Change in assets and liabilities:
(Increase) decrease in:
Accounts receivable - trade	(1,219,063)	1,136,034
Accounts receivable - other	20,962	(82,415)
Inventories	(1,536,849)	(635,133)
Prepaid expenses	(15,118)	(115,217)
Other assets	10,703	(3,599)
Increase (decrease) in:
Accounts payable	969,725	(79,056)
Accrued expenses	(325,522)	677,934
Litigation accrual	(530,000)	—
Income taxes payable	(661)	1,898
Deferred revenue	1,047,152	30,000
Net cash used in operating activities	(3,172,812)	(564,660)

Cash Flows from Investing Activities:
Purchases of furniture, fixtures and equipment	(433,932)	(275,468)
Additions to intangible assets	(76,887)	(61,525)
Restricted cash related to secured convertible note	(1,500,000)	—
Restricted cash for appealed litigation	662,500	—
Net cash used in investing activities	(1,348,319)	(336,993)

Cash Flows from Financing Activities:
Proceeds from secured convertible notes payable	6,000,000	—
Proceeds from exercise of stock options and warrants	1,786,214	739,572
Debt issuance expense for secured convertible notes payable	(579,066)	(10,000)
Payments on capital lease obligation	(91,279)	(76,113)
Net cash provided by financing activities	7,115,869	653,459

Net increase (decrease) in cash and cash equivalents	2,594,738	(248,194)

Cash and cash equivalents, beginning of period	454,978	703,172
Cash and cash equivalents, end of period	$3,049,716	$454,978

Supplemental disclosures of cash flow information:
Cash payments for interest	$264,696	$215,664

Cash payments for income taxes	$10,661	$3,923

Supplemental disclosures of non-cash investing and financing activities:
Restricted common stock grant	$192	$100

Restricted common stock forfeitures	$(6)	$—

Issuance of common stock purchase warrants for issuance costs of subordinated notes payable	$—	$205,820

Capital expenditures financed by capital lease obligations	$—	$45,371

Issuance of common stock upon exercise of stock options and warrants	$835,269	$—

Common stock surrendered in cashless exercise of stock options and warrants	$662	$—

Conversion of secured convertible note into common stock	$2,294,656	$—

Issuance of stock purchase warrants with convertible note payable	$2,393,905	$—

Issuance of common stock for accrued interest	$2,963	$—

See Notes to Consolidated Financial Statements.

F-6

DIGITAL ALLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Digital Ally, Inc. (the “Digital Ally”) and subsidiary (collectively, the “Company”) produces digital video imaging, audio recording and related storage products for use in law enforcement and security applications. Its current products are an in-car digital video/audio recorder contained in a rear-view mirror for use in law enforcement and commercial fleets, a weather-resistant mobile digital video recording system for use on motorcycles, ATV’s and boats, a miniature digital video system designed to be worn on an individual’s body; a system that provides our law enforcement customers with audio/video surveillance from multiple vantage points; a digital video/audio recorder contained in a flashlight sold to law enforcement agencies and other security organizations; and a hand-held laser speed detection device that it is offering primarily to law enforcement agencies. The Company has active research and development programs to adapt its technologies to other applications. The Company has the ability to integrate electronic, radio, computer, mechanical, and multi-media technologies to create unique solutions to address needs in a variety of other industries and markets, including mass transit, school bus, taxi cab and the military.

The Company was originally incorporated in Nevada on December 13, 2000 as Vegas Petra, Inc. and had no operations until 2004. On November 30, 2004, Vegas Petra, Inc. entered into a Plan of Merger with Digital Ally, Inc., at which time the merged entity was renamed Digital Ally, Inc.

The following is a summary of the Company’s Significant Accounting Policies:

Basis of Consolidation:

The accompanying financial statements include the consolidated accounts of Digital Ally and its wholly-owned subsidiaries, Digital Ally International, Inc. and Medical Devices Ally, LLC. All intercompany balances and transactions have been eliminated during consolidation.

Digital Ally formed Digital Ally International, Inc. during August 2009 to facilitate the export sales of its products. In addition, Medical Devices Ally, LLC was formed in July 2014 and has been inactive since formation.

Fair Value of Financial Instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and subordinated note payable, approximate fair value because of the short-term nature of these items. The Company accounts for its secured convertible notes payable and derivative liabilities on its fair value basis.

Revenue Recognition:

Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured. Customers do not have a right to return the product other than for warranty reasons for which they would only receive repair services or replacement product.

The Company sells its products and services to law enforcement and commercial customers in the following manner:

●	Sales to domestic customers are made direct to the end customer (typically a law enforcement agency or a commercial customer) through its direct sales force, which is composed of its employees. Revenue is recorded when the product is shipped to the end customer.

●	Sales to international customers are made through independent distributors who purchase products from the Company at a wholesale price and sell to the end user (typically law enforcement agencies or a commercial customer) at a retail price. The distributor retains the margin as its compensation for its role in the transaction. The distributor generally maintains product inventory, customer receivables and all related risks and rewards of ownership. Revenue is recorded when the product is shipped to the distributor consistent with the terms of the distribution agreement.

●	Repair parts and services for domestic and international customers are generally handled by our inside customer service employees. Revenue is recognized upon shipment of the repair parts and acceptance of the service or materials by the end customer.

F-7

Sales taxes collected on products sold are excluded from revenues and are reported as an accrued expense in the accompanying balance sheets until payments are remitted.

Other revenue is comprised of revenues from repair services and the sale of scrap and excess raw material and component parts. Revenue is recognized upon shipment of the product and acceptance of the service or materials by the end customer.

Extended warranties are offered on selected products and when a customer purchases an extended warranty the associated proceeds are treated as deferred revenue and recognized over the term of the extended warranty.

Sales returns and allowances aggregated $558,943 and $653,884 for the years ended December 31, 2014 and 2013, respectively. Obligations for sales returns and allowances are recognized at the time of sales on an accrual basis. The accrual is determined based upon historical return rates adjusted for known changes in key variables affecting these return rates.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include funds on hand, in bank and short-term investments with original maturities of ninety (90) days or less.

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of the secured note payable are presented as restricted cash separate from cash and cash equivalents on our balance sheet.

Accounts Receivable:

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a weekly basis. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty (30) days beyond terms. No interest is charged on overdue trade receivables.

Inventories:

Inventories consist of electronic parts, circuitry boards, camera parts and ancillary parts (collectively, “components”), work-in-process and finished goods, and are carried at the lower of cost (First-in, First-out Method) or market value. The Company determines the estimate for the reserve for slow moving or obsolete inventories by regularly evaluating individual inventory levels, projected sales and current economic conditions.

Furniture, fixtures and equipment:

Furniture, fixtures and equipment is stated at cost net of accumulated depreciation. Additions and improvements are capitalized while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is recorded by the straight-line method over the estimated useful life of the asset, which ranges from three to ten years.

F-8

Intangible assets:

Intangible assets include deferred patent costs and license agreements. Legal expenses incurred in preparation of patent application have been deferred and will be amortized over the useful life of granted patents. Costs incurred in preparation of applications that are not granted will be charged to expense at that time. The Company has entered into several sublicense agreements under which it has been assigned the exclusive rights to certain licensed materials used in its products. These sublicense agreements generally require upfront payments to obtain the exclusive rights to such material. The Company capitalizes the upfront payments as intangible assets and amortizes such costs over their estimated useful life.

Debt:

The Company’s debt securities are accounted for at amortized cost, except where the Company has elected to account for its secured convertible notes payable on its fair value basis.

Long-Lived Assets:

Long-lived assets such as property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party appraisals, as considered necessary. As of December 31, 2014 and December 31, 2013, there were no impairment indicators that required the Company to test for impairment in the carrying value of long-lived assets.

Warranties:

The Company’s products carry explicit product warranties that extend up to two years from the date of shipment. The Company records a provision for estimated warranty costs based upon historical warranty loss experience and periodically adjusts these provisions to reflect actual experience. Accrued warranty costs are included in accrued expenses. Extended warranties are offered on selected products and when a customer purchases an extended warranty the associated proceeds are treated as deferred revenue and recognized over the term of the extended warranty.

Customer Deposits:

The Company requires deposits in advance of shipment for certain customer sales orders, in particular when accepting orders from foreign customers for which the Company does not have a payment history. Customer deposits are reflected as a current liability in the accompanying consolidated balance sheets.

Shipping and Handling Costs:

Shipping and handling costs for outbound sales orders totaled $70,889 and $80,127 for the years ended December 31, 2014 and 2013, respectively. Such costs are included in selling, general and administrative expenses in the statements of operations.

Advertising Costs:

Advertising expense includes costs related to trade shows and conventions, promotional material and supplies, and media costs. Advertising costs are expensed in the period in which they are incurred. The Company incurred total advertising expense of approximately $611,175 and $461,895 for the years ended December 31, 2014 and 2013, respectively. Such costs are included in selling, general and administrative expenses in the consolidated statements of operations.

F-9

Income Taxes:

Deferred taxes are provided for by the liability method wherein deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740 - Income Taxes that provides a framework for accounting for uncertainty in income taxes and provided a comprehensive model to recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. It initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and it recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As it obtains additional information, the Company may need to periodically adjust its recognized tax positions and tax benefits. These periodic adjustments may have a material impact on its consolidated statements of operations.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of operations. There was no interest expense related to the underpayment of estimated taxes during the years ended December 31, 2014 and 2013. There have been no penalties in 2014 and 2013.

Research and Development Expenses:

The Company expenses all research and development costs as incurred. Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred during 2014 and 2013.

Stock-Based Compensation:

The Company grants stock-based compensation to its employees, board of directors and certain third party contractors. Share-based compensation arrangements may include the issuance of options to purchase common stock in the future or the issuance of restricted stock, which generally are subject to vesting requirements. The Company records stock-based compensation expense for all stock-based compensation granted after January 1, 2006 based on the grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award.

The Company estimates the grant-date fair value of stock-based compensation using the Black-Scholes valuation model. Assumptions used to estimate compensation expense are determined as follows:

●	Expected term is determined using the contractual term and vesting period of the award;

●	Expected volatility of award grants made in the Company’s plan is measured using the weighted average of historical daily changes in the market price of the Company’s common stock over the period equal to the expected term of the award;

●	Expected dividend rate is determined based on expected dividends to be declared;

●	Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

●	Forfeitures are based on the history of cancellations of awards granted and management’s analysis of potential forfeitures.

F-10

Segments of Business:

Management has determined that its operations are comprised of one reportable segment: the sale of speed detection and digital audio and video recording devices. For the year ended December 31, 2014 and 2013, sales by geographic area were as follows:

	Year ended December 31,
	2014	2013
Sales by geographic area:
United States of America	16,479,656	16,667,146
Foreign	961,763	1,159,183

	$17,441,419	$17,826,329

Sales to customers outside of the United States are denominated in U.S. dollars. All Company assets are physically located within the United States.

Recent Accounting Pronouncements:

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The Company has not yet selected a transition method and is currently evaluating the standard and the impact on its consolidated financial statements and footnote disclosures.

NOTE 2. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable. Sales to domestic customers are typically made on credit and the Company generally does not require collateral while sales to international customers require payment before shipment or backing by an irrevocable letter of credit. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for estimated losses. Accounts are written off when deemed uncollectible and accounts receivable are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts totaled $65,977 and $55,033 as of December 31, 2014 and December 31, 2013, respectively.

The Company sells through a network of unaffiliated distributors for international sales and employee-based sales agents for domestic sales. No international distributor individually exceeded 10% of total revenues and no customer receivable balance exceeded 10% of total accounts receivable for the years ended December 31, 2014 and 2013.

The Company purchases finished circuit boards and other proprietary component parts from suppliers located in the United States and on a limited basis from Asia. Although the Company obtains certain of these components from single source suppliers, management has located or is in process of locating alternative suppliers to reduce the risk in most cases to supplier problems that could result in significant production delays. The Company has not historically experienced any significant supply disruptions from any of its principal vendors and does not anticipate future supply disruptions. The Company acquires most of its components on a purchase order basis and does not have long-term contracts with its suppliers.

The Company has entered into agreements with two unaffiliated companies (the “Manufacturers”) to develop, license and manufacture certain products that the Company offers for sale to its customers. Currently, these products represent approximately 54% of the Company’s total revenue; and are expected to increase in the future to the extent that they may represent an even more significant portion of the Company’s total revenue. These products can only be manufactured by the Manufacturers, except in situations where the Manufacturers are unable for any reason to supply the products. Backup proprietary documentation for each product is required to be maintained offsite by each Manufacturer thereby allowing the Company to continue production in such cases where the Manufacturers are unable to supply the product. The Manufacturers are located in the United States and in Asia. Natural disasters, financial stress, bankruptcy and other factors may cause conditions that would disrupt either Manufacturer’s ability to supply such products in quantities needed by the Company. It would take time for management to locate and activate alternative suppliers to replace the Manufacturers should it become necessary, which could result in significant production delays. The Company has discontinued purchases from one of the manufacturers of the LaserAlly product and is re-evaluating such product line.

F-11

NOTE 3. ACCOUNTS RECEIVABLE – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts receivable was comprised of the following for the years ended December 31, 2014 and December 31, 2013:

	December 31, 2014	December 31, 2013
Beginning balance	$55,033	$70,193
Provision for bad debts	10,944	—
Charge-offs to allowance, net of recoveries	—	(15,160)

Ending balance	$65,977	$55,033

NOTE 4. INVENTORIES

Inventories consisted of the following at December 31, 2014 and December 31, 2013:

	December 31, 2014	December 31, 2013
Raw material and component parts	$2,987,124	$2,204,216
Work-in-process	280,429	5,714
Finished goods	6,576,480	6,097,254

Subtotal	9,844,033	8,307,184
Reserve for excess and obsolete inventory	(600,578)	(260,713)

Total	$9,243,455	$8,046,471

Finished goods inventory includes units held by potential customers and sales agents for test and evaluation purposes. The cost of such units totaled $645,300 and $340,093 as of December 31, 2014 and December 31, 2013, respectively.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at December 31, 2014 and December 31, 2013:

	Estimated Useful Life	December 31, 2014	December 31, 2013
Office furniture, fixtures and equipment	3-10 years	$2,193,877	$2,184,460
Warehouse and production equipment	3-5 years	1,386,427	1,368,666
Demonstration and tradeshow equipment	2-5 years	442,112	735,558
Leasehold improvements	2-5 years	188,414	188,414
Website development	3 years	11,178	11,178
Other equipment	3 years	6,131	71,228

Total cost		4,228,139	4,559,504
Less: accumulated depreciation and amortization		(3,182,473)	(3,621,432)

Net furniture, fixtures and equipment		$1,045,666	$938,072

Depreciation and amortization of furniture fixtures and equipment aggregated $324,206 and $321,560 for the years ended December 31, 2014 and 2013, respectively.

F-12

NOTE 6. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
	Gross value	Accumulated amortization	Net carrying value	Gross value	Accumulated amortization	Net carrying value
Amortized intangible assets:
Licenses	$255,000	$255,000	$—	$255,000	$255,000	$—
Patents and Trademarks	106,995	42,504	64,491	50,679	22,204	28,475

	361,995	277,204	64,491	305,679	277,204	28,475
Unamortized intangible assets:
Patents and trademarks pending	181,193	—	181,193	238,806	—	238,806

Total	$543,188	$297,504	$245,684	$544,485	$277,204	$267,281

Patents and trademarks pending will be amortized beginning at the time they are issued by the appropriate authorities. If issuance of the final patent or trademark is denied, then the amount deferred will be immediately charged to expense.

Amortization expense for the years ended December 31, 2014 and 2013 was $98,484 and $11,904, respectively. Estimated amortization for intangible assets with definite lives for the next five years ending December 31 and thereafter is as follows:

Year ending December 31:
2015	$27,049
2016	23,762
2017	13,680
2018	—
2019 and thereafter	—

$64,491

NOTE 7. SUBORDINATED NOTES PAYABLE, SECURED CONVERTIBLE NOTE PAYABLE, AND CAPITAL LEASE OBLIGATIONS

Subordinated Notes Payable. Subordinated notes payable is comprised of the following:

	December 31, 2014	December 31, 2013
Subordinated notes payable, at par	$2,500,000	$2,500,000
Unamortized discount	(55,187)	(187,634)

Total notes payable	2,444,813	2,312,366
Less: Current maturities of long-term debt	2,444,813	—

Subordinated notes payable, long-term	$—	$2,312,366

During the year ended December 31, 2011, the Company, in two separate transactions, borrowed an aggregate of $2.5 million under two unsecured notes payable to a private, third-party lender. The loans were funded in May and November 2011 and both are represented by promissory notes (the “Notes”) that bear interest at the rate of 8% per annum and are payable interest only on a monthly basis. The maturity date of the original Note in the principal amount of $1,500,000 was extended from May 30, 2012 to May 30, 2013 in conjunction with the issuance of the second Note during November 2011. Both Notes were due and payable in full on May 30, 2013 and could be prepaid without penalty at any time. The Notes are subordinated to all existing and future senior indebtedness, as such term is defined in the Notes.

F-13

The Company granted the lender warrants (the “Warrants”) exercisable to purchase a total of 56,250 shares of its common stock at an exercise price of $8.00 per share (as modified) until November 30, 2013. The exercise price for the Warrants exercisable to purchase 37,500 shares issued with the first Note was reduced from $12.00 per share to $8.00 per share in consideration for the extension of the first Note’s maturity date. The Company paid fees totaling $147,500 to an unaffiliated entity and issued warrants exercisable to purchase 13,750 shares of its Common Stock on the same terms and conditions as the Warrants for its services relating to the transactions, including the modification of the warrants issued pursuant to the first Note.

The Company allocated $236,726 of the proceeds of the Notes to additional paid-in-capital, which represented the grant date fair value of the Warrant for 56,250 common shares issued to the lender and the warrant for 13,750 shares issued to the unaffiliated third party who arranged the transactions. In addition, the cash fees paid to the unaffiliated third party totaling $147,500 is included in the discount on the Notes. The modification of the original Note that occurred during November 2011 was treated as an early extinguishment of the debt.

On July 24, 2012, the Company entered into an agreement with the third party lender that extended the maturity date of the Notes from May 30, 2013 to May 30, 2014. In connection with the extension, the Company reduced the exercise price for the Warrants exercisable to purchase 56,250 shares previously granted to the lender from $8.00 to $4.00 and extended their expiration date from November 30, 2013 to November 30, 2015. The Company issued an unaffiliated third party a warrant exercisable to purchase 6,250 shares of Common Stock at a price of $4.00 per share through November 30, 2015 for its services in connection with the extension of the maturity dates of the Notes. Additionally, the Company reduced the exercise price of warrants it had issued to such firm in May and November 2011 from $8.00 per share to $4.00 per share and extended their maturity dates to November 30, 2015. Such warrants are exercisable to purchase 13,750 shares of Common Stock. The Company allocated $38,052 to additional paid in capital, which represented the grant date fair value of the new warrants issued to the independent third party in July 2012 and the modification of the warrants for reducing the exercise price from $8.00 to $4.00 associated with extending the maturity date of the Note from May 30, 2013 to May 30, 2014. The restructuring of the Notes that occurred in July 2012 was treated as a modification of the debt and the remaining unamortized discount of the notes payable will be amortized to interest expense ratably over the modified terms of the Notes.

On December 4, 2013, the Company entered into an agreement with the same third party lender to extend the maturity date of the Notes from May 30, 2014 to May 30, 2015. In connection with the extension, the Company granted the lender warrants exercisable to purchase 40,000 shares of its common stock at $8.50 per share through December 3, 2018. The Company also paid fees totaling $10,000 to an unaffiliated third party and issued a warrant exercisable to purchase 10,000 shares of Common Stock at a price of $8.50 per share through December 3, 2018 for its services in connection with the extension of the maturity dates of the Notes. The Company allocated $205,820 to additional paid in capital, which represented the grant date fair value of the new warrants issued to the lender and the unaffiliated third party who arranged the transaction. In addition, the cash fees paid to the unaffiliated third party totaling $10,000 were included in the discount on the Notes. The restructuring of the Notes that occurred in December 2013 was treated as a modification of the debt and the remaining unamortized discount of the notes payable will be amortized to interest expense ratably over the modified terms of the Notes. The discount amortized to interest expense totaled $132,447 and $73,400 for the years ended December 31, 2014, and 2013, respectively.

Secured Convertible Note Payable

	December 31, 2014	December 31, 2013
Secured convertible note payable, at fair value	$3,273,431	$—
Less: Current maturities	(2,019,720)	—

Secured convertible note payable, long-term	$1,253,711	$—

F-14

On March 24, 2014, the Company completed a private placement of $2.0 million aggregate principal amount of a Secured Convertible Note (the “Secured Convertible Note”). The Secured Convertible Note bore interest at 6% per annum payable quarterly and was secured by all assets of the Company. Principal payments were not required until the sixth month after issuance and continued ratably for the remaining 18-month term of the Secured Convertible Note. The principal and interest payments could be made through the payment of cash or in-kind by transferring unrestricted and fully registered shares in an amount equivalent to 80% of the volume weighted average trading price for the 20 consecutive trading days preceding the payment date. The Secured Convertible Note was convertible to common shares at the holder’s option at a conversion price of $8.55 per share at any time the Secured Convertible Note is outstanding. In addition, the Company had the right to force conversion if the market price exceeded $17.10 per share for 20 consecutive trading days.

In connection with the private placement the Company issued a warrant to purchase 100,000 shares of common stock (the “Warrant”) at $10.00 per share. The Warrant was exercisable immediately and expired March 24, 2019. The Secured Convertible Note and Warrant contained anti-dilution provisions and restricted the incurrence of additional secured indebtedness. The Company paid a placement agent fee of $120,000 and approximately $104,500 of third party costs for the transaction, which included legal fees. The Company elected to account for the Secured Convertible Note on its fair value basis, therefore, all related debt issuance expenses which totaled $224,438 was charged to other expenses in March 2014.

On July 10, 2014 the Company and the holder of the Secured Convertible Note entered into an agreement under which they reduced the conversion price to $6.25 per share during the period from July 11 to July 14, 2014. During the foregoing period the holder converted $1,777,778 principal amount and $2,963 accrued interest on the Secured Convertible Note into 284,928 shares of common stock of the Company. On July 15, 2014 the conversion price returned to $8.55 per share. The holder of the Secured Convertible Note exercised its right to convert the remaining outstanding principal into common stock of the Company in two separate tranches on August 28, 2014 and September 19, 2014.

The change in fair market value of the Secured Convertible Note associated with the conversion of debt to equity was $384,614, representing the increase in the Company’s stock price over the conversion rate as of the respective conversion dates. The holder also exercised its Warrant on August 30, 2014 and September 15, 2014 with the change in value of the warrant derivative totaling $3,330,210 being recognized as a loss in the statement of operations that represented the increase in the Company’s stock price over the exercise price at the respective exercise dates.

In connection with the anti-dilution provisions of the Warrant issued with the Secured Convertible Note private placement, the company was required to increase the number of shares to be issued upon the exercise of the Warrant to 136,621 from 100,000 and to reduce the exercise price to $7.32 from $10.00 per share.

On August 28, 2014, the Company completed a second private placement to the holder of the Secured Convertible Note of $4.0 million aggregate principal amount of a Secured Convertible Note (the “$4.0 million Secured Convertible Note”). The $4.0 million Secured Convertible Note bore interest at 6% per annum, payable quarterly, and was secured by all assets of the Company. Principal payments were not required until the sixth month after origination and continued ratably for the remaining 18-month term of the $4.0 million Secured Convertible Note. The principal and interest payments could be made through the payment of cash or in-kind by transferring unrestricted and fully registered shares in an amount equivalent to 80% of the volume weighted average trading price for the 20 consecutive trading days preceding the payment date. The $4.0 million Secured Convertible Note was convertible to common shares at the holder’s option at a conversion price of $6.10 per share at any time it was outstanding. In addition, the Company could force conversion if the market price exceeded $12.20 per share for 20 consecutive trading days.

In connection with the second private placement the Company issued a warrant (the “August Warrant”) to purchase 262,295 shares of common stock at $7.32 per share. The August Warrant is exercisable immediately and expires August 28, 2019. The $4.0 million Secured Convertible Note and August Warrant contain anti-dilution provisions and restrict the incurrence of additional secured indebtedness.

The August Warrant was treated as a derivative liability for accounting purposes. Accordingly, the Company has estimated the fair value of the warrant derivative as of the date the $4.0 million Secured Convertible Note was issued at $992,521. Changes in the fair value of the warrant derivative liabilities totaled $1,193,694 through December 31, 2014, which is included in changes in warrant derivative liabilities in the accompanying Statement of Operations.

F-15

On December 4, 2014, the holder of the $4.0 million Secured Convertible Note exercised its right to convert $36,600 principal on the $4.0 million Secured Convertible Note into 6,000 shares of common stock of the Company at the conversion price of $6.10 per share. The increase in fair market value of these 6,000 shares over the $36,600 principal retired was $89,400, representing the increase in the Company’s stock price over the conversion rate as of the conversion date. Such amount was recognized as a charge to the income statement during the year ended December 31, 2014 and included in change in fair value of secured convertible notes payable.

The Company paid a placement agent fee of $240,000 and approximately $101,500 of third party costs for the transaction, which included legal fees. The Company elected to account for the $4.0 million Secured Convertible Note on its fair value basis, therefore, all related debt issuance expenses which totaled $354,628 were charged to other expenses in the year ended December 31, 2014. The fair market value of the $4.0 million Secured Note was $3,273,431 at December 31, 2014 and the $302,552 change in fair market value of the note was included in change in fair value of secured notes payable in the accompanying Statement of Operations.

The holder of the $4.0 million Secured Convertible Note had no right to convert the Secured Convertible Notes or exercise the Warrants to the extent that such conversions or exercises would result in the holder being the beneficial owner in excess of 4.99% of the Company’s stock. In addition, the holder had no right to convert the $4.0 million Secured Convertible Note or exercise the August Warrant if the issuance of shares of the common stock upon such conversion or exercise would breach the Company’s limitation under the applicable Nasdaq listing rules (the “Exchange Cap”). For these purposes the Exchange Cap limit applicable to such conversions or exercises of the Secured Convertible Note and the $4.0 million Secured Convertible Note and the Warrant and August Warrant will be based upon the aggregation of such instruments as one issuance and on the number of shares the Company had issued and outstanding when it issued the Secured Convertible Note and Warrant in March 2014. The Exchange Cap limitation would not apply if the Company’s shareholders approve issuances above the Exchange Cap.

The Company was required to maintain a minimum cash balance of not less than $1.5 million until such time as the Company satisfies all of the “Equity Conditions,” as defined in the $4.0 million Secured Convertible Note. Such Equity Conditions includes the Company’s shareholders approving the issuance of shares above the Exchange Cap. The $1.5 million minimum cash balance has been reported as restricted cash separate from cash and cash equivalents in the consolidated balance sheet as of December 31, 2014.

The Company called a Special Meeting of Shareholders in which it sought approval from its shareholders for issuances of shares above the Exchange Cap. On February 13, 2015 its shareholders gave such approval. Thereafter, in February 2015 the holder converted the entire principal balance of the $4.0 million Secured Convertible Note into 655,738 shares of common stock 5,475 shares for the accrued interest thereon.

Capital Leases. Future minimum lease payments under non-cancelable capital leases having terms in excess of one year are as follows:

Year ending December 31:

2015	$63,728
2016	3,961
2017	—
2018	—
2019 and thereafter	—

Total future minimum lease payments	67,689
Less amount representing interest	2,700

Present value of minimum lease payments	64,989
Less current portion	61,140
Capital lease obligations, less current portion	$3,849

Assets under capital leases are included in furniture, fixtures and equipment as follows:

	December 31, 2014	December 31, 2013
Office furniture, fixtures and equipment	$280,304	$280,304
Less: accumulated amortization	(135,115)	(64,572)

Net furniture, fixtures and equipment	$145,189	$215,732

F-16

NOTE 8. Fair Value Measurement

In accordance with ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”), the Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets or liabilities, such as a business.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities

●	Level 2 — Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

●	Level 3 — Significant unobservable inputs (including the Company’s own assumptions in determining the fair value)

The following table represents the Company’s hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Liabilities
Secured convertible note	$-	$-	$3,273,431	$3,273,431
Warrant derivative liabilities	$-	$-	$2,186,214	$2,186,214
	$-	$-	$5,459,645	$5,459,645

NOTE 9. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2014 and December 31, 2013:

	December 31, 2014	December 31, 2013
Accrued warranty expense	$247,082	$167,970
Accrued sales commissions	89,600	53,172
Accrued payroll and related fringes	154,851	389,807
Accrued insurance	81,431	67,387
Accrued rent	260,634	291,416
Accrued litigation and related charges	53,666	208,316
Other	255,709	293,390

	$1,142,973	$1,471,458

Accrued warranty expense was comprised of the following for the years ended December 31, 2014 and 2013:

	2014	2013
Beginning balance	$167,970	$173,385
Provision for warranty expense	198,266	144,752
Charges applied to warranty reserve	(119,154)	(150,167)

Ending balance	$247,082	$167,970

F-17

NOTE 10. INCOME TAXES

The components of income tax (provision) benefit for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Current taxes:
Federal	$—	$—
State	—	—

Total current taxes	—	—
Deferred tax (provision) benefit	—	—

Income tax (provision) benefit	$—	$—

A reconciliation of the income tax (provision) benefit at the statutory rate of 34% for the years ended December 31, 2014 and 2013 to the Company’s effective tax rate is as follows:

	2014	2013
U.S. Statutory tax rate	34.0%	34.0%
State taxes, net of Federal benefit	6.2%	13.3%
State tax credits	0.0%	3.4%
Federal Research and development tax credits	2.9%	8.9%
Stock based compensation	1.9%	(1.5)%
Common stock issued upon conversion of promissory note and related common stock purchase warrants	6.7%	0.0%
Change in valuation reserve on deferred tax assets	(51.5)%	(63.0)%
Other, net	(0.2)%	4.9%

Income tax (provision) benefit	0.0%	0.0%

Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2014 and 2013 are as follows:

	2014	2013
Deferred tax assets:
Stock-based compensation	$1,206,000	$1,320,000
Start-up costs	180,000	175,000
Inventory reserves	240,000	105,000
Uniform capitalization of inventory costs	97,000	30,000
Allowance for doubtful accounts receivable	26,000	20,000
Other reserves	2,000	5,000
Equipment depreciation	82,000	100,000
Deferred revenue	433,000	—
Derivative liabilities	601,000	—
Accrued expenses	275,000	445,000
Net operating loss carryforward	7,531,000	4,005,000
Research and development tax credit carryforward	1,568,000	1,305,000
Alternative minimum tax credit carryforward	90,000	90,000
State jobs credit carryforward	230,000	230,000
State research and development credit carryforward	280,000	285,000
Other	33,000	20,000

Total deferred tax assets	12,874,000	8,135,000
Valuation reserve	(12,692,000)	(7,970,000)

Net deferred tax assets	182,000	165,000
Deferred tax liabilities:
Domestic international sales company	(182,000)	(165,000)

Net deferred tax assets (liability)	$—	$—

Net deferred tax asset (liability) are classified in our consolidated balance sheets as follows:
Current	$—	$—
Non-current	$—	$—

F-18

The valuation allowance on deferred tax assets totaled $12,692,000 and $7,970,000 as of December 31, 2014 and December 31, 2013, respectively. We record the benefit we will derive in future accounting periods from tax losses and credits and deductible temporary differences as “deferred tax assets,” which are included in the caption “Deferred income taxes, net” on our consolidated balance sheets. In accordance with Accounting Standards Codification (ASC) 740, “Income Taxes,” we record a valuation allowance to reduce the carrying value of our deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The economic recession and its effect on state and local governmental budgets in particular remained weak in 2014 and 2013 and we incurred operating losses during this period. Law enforcement agencies are our primary customer and are typically funded through state and local tax rolls. The economy showed improvement in 2014 and 2013, but the establishment of a long-term positive impact on the state and local budgets is still uncertain at best. Despite the improvement in general economic conditions and our ongoing cost containment efforts, we incurred additional losses in 2014 and 2013 that placed us in a three-year cumulative loss position at December 31, 2014 and 2013. Accordingly, we determined there was not sufficient positive evidence regarding our potential for future profits to outweigh the negative evidence of our three-year cumulative loss position under the guidance provided in ASC 740. Therefore, we determined to increase our valuation allowance by $4,722,000 to continue to fully reserve our deferred tax assets at December 31, 2014. We expect to continue to maintain a full valuation allowance until we determine that we can sustain a level of profitability that demonstrates our ability to realize these assets. To the extent we determine that the realization of some or all of these benefits is more likely than not based upon expected future taxable income, a portion or all of the valuation allowance will be reversed. Such a reversal would be recorded as an income tax benefit and, for some portion related to deductions for stock option exercises, an increase in shareholders’ equity.

At December 31, 2014, the Company had available approximately $18,758,000 of net operating loss carryforwards available to offset future taxable income generated. Such tax net operating loss carryforwards expire between 2026 and 2034. In addition, the Company had research and development tax credit carryforwards totaling $1,570,000 available as of December 31, 2014, which expire between 2023 and 2034.

The Internal Revenue Code contains provisions under Section 382 which limit a company’s ability to utilize net operating loss carry-forwards in the event that it has experienced a more than 50% change in ownership over a three-year period. Current estimates prepared by the Company indicate that due to ownership changes which have occurred, approximately $765,000 of its net operating loss and $175,000 of its research and development tax credit carryforwards are currently subject to an annual limitation of approximately $1,151,000, but may be further limited by additional ownership changes which may occur in the future. As stated above, the net operating loss and research and development credit carryforwards expire between 2026 and 2033, allowing the Company to potentially utilize all of the limited net operating loss carry-forwards during the carryforward period.

As discussed in Note 1, “Summary of Significant Accounting Policies,” tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Management has identified no tax positions taken that would meet or exceed these thresholds and therefore there are no gross interest, penalties and unrecognized tax expense/benefits that are not expected to ultimately result in payment or receipt of cash in the consolidated financial statements.

The Company’s federal and state income tax returns are closed for examination purposes by relevant statute and by examination for 2011 and all prior tax years.

The effective tax rate for the years ended December 31, 2014 and 2013 varied from the expected statutory rate due to the Company continuing to provide a 100% valuation allowance on net deferred tax assets. The Company determined that it was appropriate to continue the full valuation allowance on net deferred tax assets as of December 31, 2014 primarily because of the current year operating losses.

F-19

NOTE 11. COMMITMENTS AND CONTINGENCIES

Operating Leases. We have a non-cancelable long-term operating lease agreement for office and warehouse space that expires during April 2020. We have also entered into month-to-month leases for equipment and storage facilities. Rent expense for the years ended December 31, 2014 and 2013 was $397,724 and $398,624, respectively, related to these leases. Following are our minimum lease payments for each year and in total.

Year ending December 31:
2015	$433,965
2016	439,707
2017	445,449
2018	451,248
2019	457,327
Thereafter	154,131

$2,381,827

License agreements. The Company has several license agreements under which it has been assigned the rights to certain licensed materials used in its products. Certain of these agreements require the Company to pay ongoing royalties based on the number of products shipped containing the licensed material on a quarterly basis. Royalty expense related to these agreements aggregated $27,053 and $36,645 for the years ended December 31, 2014 and 2013, respectively.

Supply and distribution agreement. The Company entered into a supply and distribution agreement with Dragoneye Technology, LLC (“Dragoneye”) on May 1, 2010 under which it was granted the exclusive world-wide right to sell and distribute a proprietary law enforcement speed measurement device and derivatives to its customers. The term of the agreement was 42 months after the date Dragoneye began full scale production of the product which commenced in August 2010 and final certification of the product was obtained. The agreement had minimum purchase requirements of 1,000 units per period over three commitment periods. On January 31, 2012, the agreement was amended to reduce the minimum purchase commitment over the second and third years by 52% of the original commitment. The Company agreed to release its world-wide right to exclusively market the product to the law enforcement community in exchange for the reduction in the purchase commitment.

The agreement originally required minimum order quantities that represent a remaining unfulfilled commitment to acquire $634,680 of product as of December 31 2014. Dragoneye is responsible for all warranty, damage or other claims, losses or liabilities related to the product and is obligated to defend and indemnify us against such risks. The Company held approximately $1,280,000 of such products in finished goods inventory as of December 31, 2014 and had sold approximately 960 units since the beginning of the agreement through December 31, 2014.

The Company filed a lawsuit on June 15, 2013 against Dragoneye for breaching the contract. See “Litigation” below. The Company discontinued purchases of additional units as of that date.

Litigation. The Company is subject to various legal proceedings arising from normal business operations. Although there can be no assurances, based on the information currently available, management believes that it is probable that the ultimate outcome of each of the actions will not have a material adverse effect on the consolidated financial statements of the Company. However, an adverse outcome in certain of the actions could have a material adverse effect on the financial results of the Company in the period in which it is recorded.

On June 8, 2009, we filed suit against Z3Technologies, LLC (“Z3”) in the U.S. District Court for the District of Kansas claiming breach of a production software license agreement entered into during October 2008 and the rescission of a second limited license agreement entered into during January 2009. Among other claims, we asserted that Z3 failed to deliver the material required under the contracts; that the product that was delivered by Z3 was defective and/or unusable; and that the January 2009 contract should be rescinded and declared void, unenforceable and of no force or effect. We paid license fees and made other payments to Z3 totaling $265,000 under these contracts. Z3 denied our claims and filed counterclaims that allege we did not have the right to terminate the contracts and therefore that it was damaged for loss of profits and related damages. In those counterclaims, Z3 sought to recover approximately $4.5 million from us exclusive of “prejudgment interest.” Our insurance carrier settled a portion of the counterclaims under our director and officer liability insurance policy. The counterclaims that were not resolved by that settlement remained in controversy.

F-20

The trial of those claims began on June 25, 2012 and concluded with a jury verdict on July 3, 2012. The principal parts of the verdict were (i) an award of $30,000 to us on grounds that Z3 had breached its 2008 contract with us; (ii) an award of $15,000 in favor of Z3 by finding that we had breached the 2008 contract by failing to pay the balance of certain engineering fees; and (iii) an award of $100,000 in favor of Z3 based on the Court’s finding that we breached the 2009 contract by failing to place an initial order for so-called “DM-365 modules” from Z3. As a result, the net judgment against us was $85,000. Further, despite our arguments at trial, the court also refused to reconsider the interlocutory summary judgment rulings rendered against us prior to trial in the amount of $445,000, which became final upon conclusion of the trial. Accordingly, the total judgment entered against us was $530,000 and no prejudgment interest on that sum was awarded.

Both parties appealed to the United States Court of Appeals for the 10th Circuit, and on May 16 2014, the Court of Appeals affirmed that judgment in part and reversed it in part. As a result of the Court’s decision, the Company’s obligation to Z3 aggregated approximately $600,697, including pre-judgment and post-judgment interest. In July 2012 at the inception of the appeal, we deposited $662,500 for a bond as security for the obligation represented by the judgment.

In July 2014 we paid the final judgment regarding Z-3 litigation from the funds held in the form of a bond and classified as restricted cash. The remainder of the funds held in the bond was remitted back to us and the bond was extinguished at that time. The litigation is now completed and no obligations or liabilities remain between the parties.

On June 5, 2013, we filed a lawsuit in the District Court of Johnson County, Kansas against Dragoneye. We had entered into a supply and distribution agreement with Dragoneye on May 1, 2010 under which we were granted the right to sell and distribute a proprietary law enforcement speed measurement device and derivatives to our customers under the trade name LaserAlly. The parties amended the agreement on January 31, 2012. In our complaint we allege that Dragoneye breached the contract because it failed to maintain as confidential information our customer list; it infringed on our trademarks, including LaserAlly and Digital Ally; it tortiously interfered with our existing contracts and business relationships with our dealers, distributors, customers and trading partners; and it engaged in unfair competition and violated the Kansas Uniform Trade Secrets Statutes. We amended the complaint to include claims regarding alleged material defects in the products supplied under the agreement. During 2014, the parties agreed in principle to resolve their claims; however, the parties have been unable to negotiate the terms of a final settlement agreement. Under the agreement in principle, we would have paid all outstanding and unpaid invoices, including interest at 10% per annum, through the date the settlement agreement was to be executed. Such amount approximated $210,000 and has been recorded in accounts payable and accrued liabilities at December 31, 2014. In return, Dragoneye was to cancel our remaining obligation to purchase LaserAlly products and accept responsibility for and correct the material defects in the products delivered to us under the contract at its cost. As a result of the parties’ failure to reach terms of a final settlement, we are now seeking the court to require Dragoneye to accept the return of all product currently in inventory (approximately $1,280,000) for a full refund as a result of alleged material defects in the products. We have filed a Motion for Summary Judgment seeking the court to order Dragoneye to accept the return of all inventory and refund our purchase price. The Court has not yet acted upon our Motion.

On June 18, 2013, we filed a lawsuit as the plaintiff in the United States District Court for the District of Kansas against BCM Electronics Corp. SDN BHD (“BCM”), which is one of our foreign vendors. We requested the court to award damages related to the alleged breach of contract regarding the failure of BCM to provide the component parts required under two purchase orders (“PO’s”). We also asked the court to declare the two PO’s cancelled and terminated as a result of BCM’s failure to perform. Finally, we requested a temporary, preliminary and permanent injunction to prohibit BCM from using or disclosing any of our trade secrets together with reasonable attorneys’ fees, costs and expenses incurred as a result of this action. The court issued a default judgment against BCM on August 23, 2013 totaling $255,000 and as a result, we cancelled the open payables we had with BCM (approximately $59,000) in the third quarter 2013. We have not accrued any other amounts related to the default judgment due to the uncertainty of collection. We will record any recovery as income if and when it occurs.

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On October 25, 2013, we filed a complaint in the United States District Court for the District of Kansas to eliminate threats by a competitor, Utility Associates, Inc. (“Utility”), of alleged patent infringement regarding U.S. Patent No. 6,831,556 (the “‘556 patent”). Specifically, the lawsuit seeks a declaration that our mobile video surveillance systems do not infringe any claim of the ‘556 patent. We became aware that Utility had mailed letters to current and prospective purchasers of our mobile video surveillance systems threatening that the use of such systems purchased from third parties not licensed to the ‘556 patent would create liability for them for patent infringement. We reject Utility’s assertion and will vigorously defend the right of end-users to purchase such systems from providers other than Utility. The United States District Court for the District of Kansas dismissed the lawsuit because it decided that Kansas was not the proper jurisdictional forum for the dispute. The court’s decision was not a ruling on the merits of the case. We appealed the decision and the Federal Circuit affirmed the Court’s previous decision.

In addition, we have begun proceedings to invalidate the ‘556 patent through a request for inter partes review of the ‘556 patent at the United States Patent and Trademark Office (“USPTO”). The Company received notice that the USPTO has granted our request to examine the validity of certain claims of Utility’s ‘556 patent. In its decision, the Patent Trial and Appeal Board declared that “we are persuaded, on this record, that [Digital Ally] demonstrates a reasonable likelihood of prevailing in showing the unpatentability of claims 1-7 and 9-25 of the ‘556 patent.” Utility must now appear before the Board and defend the validity of its patent.

On June 4, 2014 we filed an Unfair Competition lawsuit against Utility Associates, Inc. (“Utility”) in the United States District Court for the District of Kansas. In the lawsuit we contend that Utility has defamed us and illegally interfered with our contracts, customer relationships and business expectancies by falsely asserting to our customers and others that our products violate the ‘556 Patent, of which Utility claims to be the holder.

Our suit also includes claims against Utility for tortious interference with contract and violation of the Kansas Uniform Trade Secrets Act (KUSTA), arising out of Utility’s employment of one of our employees, in violation of that employee’s Non-Competition and Confidentiality agreements with us. In addition to damages, we seek temporary, preliminary, and permanent injunctive relief, prohibiting Utility from, among other things, continuing to threaten or otherwise interfere with our customers. The Court is currently hearing testimony and reviewing evidence relative to our Motion for Temporary Restraining Order and Preliminary Injunction, which we filed contemporaneously with our complaint against Utility.

On June 13, 2014, Utility filed suit in the United States District Court for the Northern District of Georgia against us alleging infringement of the ‘556 patent. The suit was served on us on June 20, 2014. As alleged in our first filed lawsuit described above, we believe the ‘556 patent is both invalid and not infringed. Further, proceedings seeking to invalidate the ‘556 patent already has been accepted by the USPTO, as noted above. We believe that the suit filed by Utility is without merit and we will vigorously defend the claims asserted against us. An adverse resolution of the foregoing litigation or patent proceedings could have a material adverse effect on our business, prospects, results of operations, financial condition, and liquidity. The Court has stayed all proceedings with respect to this lawsuit pending the outcome of the patent review being performed by the USPTO.

On or about May 22, 2014, Stephen Gans, a former director and former principal shareholder of us, filed a complaint in the Eighth Judicial District Court, Clark County, Nevada that asserts claims against us and Stanton E. Ross, Leroy C. Richie, Daniel F. Hutchins and Elliot M. Kaplan (the “Defendant Directors”), who are members of its Board of Directors. We were served with the complaint on May 28, 2014. Among other things, the complaint alleges (i) that the Defendant Directors breached their fiduciary duties by failing to consider a financing proposal offered by Mr. Gans and his affiliates; and (ii) that the Defendant Directors, acting at the direction of Stanton E. Ross, did not independently and objectively evaluate Mr. Gans’ protestations about certain alleged transactions between us and Infinity Energy Resources, Inc., and by so doing, breached their fiduciary duties. We and the Defendant Directors will vigorously defend the claims asserted against us and them. We and the Defendant Directors have filed a response denying all of the plaintiff’s allegations and have asserted counter-claims that allege that Gans committed improper acts that included: (a) failing to disclose the nature and substance of an SEC investigation of Gans; (b) engaging in potential insider trading; (c) misappropriating our confidential information; (d) attempting to use his position as a director to personally enrich himself; and (e) making unauthorized, misleading, and factually inaccurate filings to the SEC about us.

On December 11, 2014, the parties agreed in principle, to compromise and dismiss with prejudice, substantially all of their claims. Within the scope of that settlement are each of the “shareholder derivative claims” which Gans had asserted against us and the Defendant Directors. The settlement to which the parties have agreed will result in no monetary recovery by any party. The Court must approve the settlement of any shareholder derivative claim which is set for hearing by court on March 20, 2015. The Company believes the settlement will be approved at that hearing which will conclude this litigation resulting in no material effect on the Company’s financial position, results of operations and cash flows, although no assurances can be offered in this regard.

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We are also involved as a plaintiff and defendant in ordinary, routine litigation and administrative proceedings incidental to its business from time to time, including customer collections, vendor and employment-related matters. Management believes the likely outcome of any other pending cases and proceedings will not be material to its business or its financial condition.

401 (k) Plan. In July 2008, the Company amended and restated its 401(k) retirement savings plan. The amended plan requires the Company to provide 100% matching contributions for employees who elect to contribute up to 3% of their compensation to the plan and 50% matching contributions for employee’s elective deferrals on the next 2% of their contributions. The Company has made matching contributions totaling $156,071 and $125,190 for the years ended December 31, 2014 and 2013, respectively. Each participant is 100% vested at all times in employee and employer matching contributions.

NOTE 12. STOCK-BASED COMPENSATION

The Company recorded pretax compensation expense related to the grant of stock options and restricted stock issued of $834,593 and $705,612 for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, the Company had adopted six separate stock option and restricted stock plans: (i) the 2005 Stock Option and Restricted Stock Plan (the “2005 Plan”), (ii) the 2006 Stock Option and Restricted Stock Plan (the “2006 Plan”), (iii) the 2007 Stock Option and Restricted Stock Plan (the “2007 Plan”), (iv) the 2008 Stock Option and Restricted Stock Plan (the “2008 Plan”), (v) the 2011 Stock Option and Restricted Stock Plan (the “2011 Plan”) and (vi) the 2013 Stock Option and Restricted Stock Plan (the “2013 Plan”). These Plans permit the grant of stock options or restricted stock to its employees, non-employee directors and others for up to a total of 1,075,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards have been granted with an exercise price equal to the market price of the Company’s stock at the date of grant with such option awards generally vesting based on the completion of continuous service and having ten-year contractual terms. These option awards provide for accelerated vesting if there is a change in control (as defined in the Plans) or the death or disability of the holder. The Company has registered all shares of common stock that are issuable under its Plans with the SEC. A total of 2,587 options remain available for grant under the various Plans as of December 31, 2014.

In addition to the Stock Option and Restricted Stock Plans described above, the Company has issued other options outside of these Plans to non-employees for services rendered that are subject to the same general terms as the Plans, of which 1,250 options are fully vested and remain outstanding as of December 31, 2014.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. The assumptions used for determining the grant-date fair value of options granted during the year ended December 31, 2014 are reflected in the following table:

Expected term of the options in years	2-5 years
Expected volatility of Company stock	80%
Expected dividends	None
Forfeiture rate	10%

The following is a summary of stock options outstanding:

Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2014	506,107	$19.33
Granted	24,000	3.25
Exercised	(103,988)	(8.70)
Forfeited	(55,376)	(24.08)
Outstanding at December 31, 2014	370,743	$18.97
Exercisable at December 31, 2014	275,955	$23.51
Weighted-average fair value for options granted during the period at fair value	24,000	$2.32

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The Plans allow for the cashless exercise of stock options. This provision allows the option holder to surrender/cancel options with an intrinsic value equivalent to the purchase/exercise price of other options exercised. There were a total of 3,923 shares with a value of $72,572 surrendered pursuant to cashless exercises during the year ended December 31, 2014.

At December 31, 2014, the aggregate intrinsic value of all options outstanding was approximately $1,874,526 and the aggregate intrinsic value of options exercisable was approximately $969,261. The aggregate intrinsic value of options exercised during the year ended December 31, 2014 was $1,393,339.

As of December 31, 2014, the unamortized portion of stock compensation expense on all existing stock options was $92,797, which will be recognized over the next thirty-nine months.

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s option plans as of December 31, 2014:

	Outstanding options		Exercisable options
Exercise price range	Number of options	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life

$0.01 to $3.99	64,624	8.3 years	19,813	7.9 years
$4.00 to $6.99	40,250	7.8 years	18,523	7.2 years
$7.00 to $9.99	56,872	3.0 years	46,747	2.2 years
$10.00 to $12.99	52,808	2.4 years	52,808	2.4 years
$13.00 to $15.99	51,439	5.6 years	33,314	5.5 years
$16.00 to $18.99	1,375	2.3 years	1,375	2.3 years
$19.00 to $29.99	6,500	4.6 years	6,500	4.6 years
$30.00 to $55.00	96,875	2.9 years	96,875	2.9 years

	370,743	4.7 years	275,955	3.7 years

Restricted stock grants. The Board of Directors has granted restricted stock awards under the Plans. Restricted stock awards are valued on the date of grant and have no purchase price for the recipient. Restricted stock awards typically vest over six months to four years corresponding to anniversaries of the grant date. Under the Plans, unvested shares of restricted stock awards may be forfeited upon the termination of service to or employment with the Company, depending upon the circumstances of termination. Except for restrictions placed on the transferability of restricted stock, holders of unvested restricted stock have full stockholder’s rights, including voting rights and the right to receive cash dividends.

A summary of all restricted stock activity under the equity compensation plans for the year ended December 31, 2014 is as follows:

	Restricted stock	Weighted average grant date fair value
Nonvested balance, January 1, 2014	72,813	$4.55
Granted	192,500	5.33
Vested	(70,623)	(4.58)
Forfeited	(6,190)	(6.00)
Nonvested balance, December 31, 2014	188,500	$5.32

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The Company estimated the fair market value of these restricted stock grants based on the closing market price on the date of grant. As of December 31, 2014, there were $369,070 of total unrecognized compensation costs related to all remaining non-vested restricted stock grants, which will be amortized over the next 14 months in accordance with the graduated vesting scale.

The nonvested balance of restricted stock vests as follows:

Year ended December 31,	Number of shares

2015	158,500
2016	30,000

NOTE 13. COMMON STOCK PURCHASE WARRANTS

The Company has issued common stock purchase warrants (the “Warrants”) in conjunction with the original issuance and extension of the Notes and Secured Convertible Note and the $4.0 million Secured Convertible Note (see Note 7). The Warrants are immediately exercisable and allow the holders to purchase up to 306,481 shares of common stock at $4.00 to $8.50 per share after modification. The Warrants expire from November 30, 2015 through August 29, 2019 and allow for cashless exercise. The holder of the Secured Convertible Note and the $4.0 million Secured Convertible Note has registration rights, but the holder of the Notes does not have such rights.

The fair value of the Warrants was estimated on the date of grant using a Black-Scholes option valuation model. The assumptions used for determining the grant-date fair value of the Warrants granted are reflected in the following table:

A summary of all Warrant activity for the year ended December 31, 2014 is as follows:

Expected term of the Warrants	60 months
Expected volatility of Company stock	113% - 254%
Expected dividends	None
Risk-free interest rate	1.67% - 1.78%
Forfeiture rate	0%

	Warrants	Weighted average exercise price
Vested Balance, January 1, 2014	128,438	$5.76
Granted	398,916	7.99
Exercised	(220,873)	(7.37)
Vested Balance, December 31, 2014	306,481	$7.47

The total intrinsic value of all outstanding Warrants aggregated $2,407,296 as of December 31, 2014 and the weighted average remaining term is 54 months. The aggregate intrinsic value of Warrants exercised during the year ended December 31, 2014 was $3,114,218.

The remaining unamortized grant date fair value of the Warrants to purchase 60,000 common shares aggregated $55,187 as of December 31, 2014, which is amortized ratably to interest expense over the remaining term of the subordinated note.

During the year ended December 31, 2013, a total of 4,687 Warrants were exercised with an intrinsic value of $47,469. The total intrinsic value of all outstanding Warrants aggregated $740,002 as of December 31, 2013 and the weighted average remaining term is 43 months.

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NOTE 14. NET LOSS PER SHARE

The calculation of the weighted average number of shares outstanding and loss per share outstanding for the years ended December 31, 2014 and 2013 are as follows:

	Year ended December 31,
	2014	2013
Numerator for basic and diluted income per share – Net loss	$(9,163,261)	$(2,479,940)

Denominator for basic loss per share – weighted average shares outstanding	2,590,002	2,135,016
Dilutive effect of shares issuable under stock options and warrants outstanding	—	—

Denominator for diluted loss per share – adjusted weighted average shares outstanding	2,590,002	2,135,016

Net loss per share:
Basic	$(3.54)	$(1.17)
Diluted	$(3.54)	$(1.17)

Basic loss per share is based upon the weighted average number of common shares outstanding during the period. For the years ended December 31, 2014 and 2013, all outstanding stock options to purchase common stock were antidilutive, and, therefore, not included in the computation of diluted income (loss) per share.

NOTE 15. SUBSEQUENT EVENTS

The Company called a Special Meeting of Shareholders in which it sought approval from shareholders for issuances of shares above the Exchange Cap. On February 13, 2015 its shareholders gave such approval. In February 2015 subsequent to such approval, the holder converted the entire principal balance of the $4.0 million Secured Convertible Note into 655,738 shares of common stock for the entire principal balance and 5,475 shares for accrued interest thereon.

On December 11, 2014, the Company and Steven Gans agreed in principle, to compromise and dismiss with prejudice, substantially all of their claims. Within the scope of that settlement are each of the “shareholder derivative claims” that Gans had asserted against the Company and the Defendant Directors. The settlement to which the parties have agreed will result in no monetary recovery by any party. The Court must approve the settlement of any shareholder derivative claim which is set for hearing by court on March 20, 2015. The Company believes the settlement will be approved at that hearing which will conclude this litigation resulting in no material effect on the Company’s financial position, results of operations and cash flows, although no assurance can be offered in this regard.

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